September 21, 2021

Valerie J. Lithotomos Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	USCA All Terrain Fund (the “Fund”) File No. 811- 23055

Dear Ms. Lithotomos:

This letter responds to your telephonic comment that we received on September 2, 2021 relating to Amendment No. 8 under the Investment Company Act of 1940, as amended, to the Fund’s registration statement (the “Registration Statement”), filed on June 30, 2021. Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf.  All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

Comment 1. The Staff notes that the Fund has indirect exposure through one underlying fund to cryptocurrency assets and that such exposure represents approximately 0.067% of the Fund’s net asset value. The Staff further notes that such underlying fund may invest in: (i) Bitcoin & Ethereum; (ii) Layer 1 Assets (such as Binance Smart Chain & Flow); (iii) Defi Assets (such as Uniswap, Aave & Sushiswap); and (iv) Web3 Asset.  The Staff’s current position is that a registered fund’s indirect cryptocurrency exposure through an underlying manager must be limited to indirect investments in Bitcoin and Ethereum.  The Staff is not comfortable with a registered fund’s indirect exposure through an underlying fund to any other type of cryptocurrency.

The Staff respectfully requests that the Fund eliminate its current, and any future indirect exposure through an underlying manager to all cryptocurrency assets other than Bitcoin and Ethereum.  In your response, please provide an indication of the steps and timing that the Fund will take to eliminate such exposures.

Response. The Fund acknowledges the Staff’s request, and its officers will communicate the request to the Fund’s Board of Trustees to determine what actions should be taken in the best interest of the Fund’s shareholders.

If you have any questions or additional comments, please call the undersigned at (614) 469-3280.

Very truly yours, /s/ Craig A. Foster Craig A. Foster